Earnings Release April 15th, 2025
Exhibit 99.1

James Hardie Announces Timing of Fourth Quarter FY25
Earnings Release and Conference Call

James Hardie Industries plc (ASX / NYSE: JHX) ("James Hardie" or the "Company"), a leader in providing high performance, low maintenance building products and solutions, and a company inspiring how communities design build and grow, today announced it will release financial results for the fourth quarter of its 2025 fiscal year after the market closes in the United States on Tuesday, May 20th and before the market opens in Australia on Wednesday, May 21st. Following the release, the company will hold a conference call to discuss results, hosted by Aaron Erter, CEO and Rachel Wilson, CFO. The event will be webcast live on the Investor Relations page of James Hardie’s corporate website (www.jameshardie.com) at the respective times for the following time zones:
•US: 6PM EST / 5PM CST on Tuesday, May 20th, 2025
•Dublin: 11PM GMT on Tuesday, May 20th, 2025
•Australia: 8AM AEST on Wednesday, May 21st, 2025

Teleconference Registration:	https://s1.c-conf.com/diamondpass/10046838-gd4jev.html
Webcast Registration:	https://edge.media-server.com/mmc/p/kwtwgopz

About James Hardie
James Hardie Industries plc is the world’s #1 producer and marketer of high-performance fiber cement and fiber gypsum building solutions. We market our fiber cement products and systems under the Hardie™ brand, such as Hardie® Plank, Hardie® Panel, Hardie® Trim, Hardie® Backer, Hardie® Artisan Siding, Hardie™ Architectural Collection, and other brand names such as Cemboard®, Prevail®, Scyon®, Linea® and Hardie™ Oblique™ cladding. We are also a market leader in the European premium timber frame and dry lining business, especially in Germany, Switzerland and Denmark. We market our fiber gypsum and cement-bonded boards under the fermacell® brand and our fire-protection boards under the AESTUVER® brand. James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland.

Investor and Media Contact
Joe Ahlersmeyer, CFA
Vice President, Investor Relations
+1 773-970-1213
investors@jameshardie.com

Earnings Release: James Hardie Announces Timing of Fourth Quarter FY25 Earnings Release and Conference Call